UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Lions Gate Entertainment Corp.
(Name of Subject Company)

Lions Gate Entertainment Corp.
(Name of Person Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

535919203
(CUSIP Number of Class of Securities)

Wayne Levin, Esq.
EVP, Corporate Operations and General Counsel
Lions Gate Entertainment Corp.
2700 Colorado Ave., Suite 200
Santa Monica, California 90404
Telephone: (877) 848-3866
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

James Cole, Jr., Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”), filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on March 12, 2010, by Lions Gate Entertainment Corp., a corporation existing under laws of British Columbia (“Lionsgate” or the “Company”). The Schedule 14D-9 relates to the unsolicited offer by Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Icahn Fund S.à r.l., a limited liability company governed by the laws of Luxembourg, and Daazi Holding B.V., a limited liability company governed by the laws of the Netherlands, each of which is indirectly controlled by Mr. Carl C. Icahn, to purchase Common Shares, without par value, of Lionsgate (the “Shares”).

The information in the Schedule 14D-9 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by deleting the section entitled “Tender Offer” in its entirety and replacing it with the following:

“Tender Offer

This Statement relates to the unsolicited offer by Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Icahn Fund S.à r.l., a limited liability company governed by the laws of Luxembourg, and Daazi Holding B.V., a limited liability company governed by the laws of the Netherlands (together, the “Offeror”), each of which is indirectly controlled by Mr. Carl C. Icahn, to purchase up to all of the issued and outstanding Shares at a price of $6.001 per Share in cash (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase and Circular, dated March 1, 2010, the related Letter of Acceptance and Transmittal and the related Notice of Variation and Extension, dated March 19, 2010 (which, together with any amendments or supplements thereto from time to time, collectively constitute the “Offer”).

As a result of Carl C. Icahn’s relationship with the Offeror, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc. and Beckton Corp., each of Mr. Icahn, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc. and Beckton Corp. are deemed to be co-bidders with the Offeror (Mr. Icahn and such entities, together with the Offeror, as applicable, the “Icahn Group”).

All cash payable under the Offer will be denominated in U.S. dollars. However, holders of Shares (the “shareholders”) may elect to receive payment in Canadian dollars based on the Bank of Canada noon spot exchange rate on the date following expiry of the Offer on which funds are provided to the depositary to pay for Shares purchased under the Offer.

The Offer is described in a Tender Offer Statement on Schedule TO, filed by the Offeror with the Securities and Exchange Commission (the “SEC”) on March 1, 2010, and in Amendment No. 1 to the Schedule TO filed by the Offeror with the SEC on March 19, 2010 (collectively and with all exhibits, as amended, the “Schedule TO”). According to the Schedule TO, the Offer will expire at 8:00 p.m., New York Time, on April 30, 2010, unless the Offeror further extends or withdraws the Offer.  The Offeror has reserved the right to, but is not obligated to,

1 All dollar amounts referenced in this Statement refer to U.S. dollars, except where specified otherwise.

include a subsequent offering period of between three and twenty business days after the expiration of the Offer.  The Offeror has indicated that it does not currently intend to include a subsequent offering period.

According to the Schedule TO, as of March 11, 2010, the Offeror was the beneficial owner of 22,107,571 Shares, which represents approximately 18.74% of the total number of Shares outstanding as of March 19, 2010.

The Offer is subject to numerous conditions, which include the following, among others:

•	there shall have been properly and validly deposited under the Offer and not withdrawn at least 40,492,682 Shares;

•	Lionsgate shall not have authorized, proposed, agreed to, or announced its intention to propose any material change to its articles of incorporation or bylaws, any merger, consolidation or business combination or reorganization transaction, acquisition of assets for consideration of more than $100 million, sale of all or substantially all of its assets or material change in its capitalization, or any comparable event not in the ordinary course of business;

•	Lionsgate shall not have issued, become obligated to issue, or authorized or proposed the issuance of, any Lionsgate securities of any class, or any securities convertible into, or rights, warrants or options to acquire, any such securities or other convertible securities, other than pursuant to the exercise or conversion of currently outstanding stock options or convertible securities;

•	the Offeror shall have determined, acting reasonably, that:

(i)	the board of directors of Lionsgate shall have redeemed all Rights or have waived the application of the Rights Plan to the purchase of Shares by the Offeror under the Offer;

(ii)	a binding and non-appealable cease trading order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of the Rights or the issue of the Shares upon the exercise of the Rights;

(iii)	a court of competent jurisdiction shall have ordered that the Rights are illegal, of no force or effect or may not be exercised in relation to the Offer and such order shall have become non-appealable; or

(iv)	the Rights and the Rights Plan shall otherwise have been held unexercisable or unenforceable in relation to the purchase by the Offeror of Shares under the Offer;

•	no change or development shall have occurred or been threatened since the date of the Offer to Purchase in the business, properties, assets, liabilities, financial condition, operations, results of operations, or the prospects for the business of Lionsgate which is outside the ordinary course of Lionsgate business or may be materially adverse to Lionsgate;

•	all government or regulatory approvals, waiting or suspensory periods that, in the Offeror’s reasonable judgment, are necessary or desirable to complete the Offer, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable judgment; and

•	there shall not have occurred, since August 17, 2009, any change in the compensation paid or payable by Lionsgate to its directors, officers or employees, including the granting of additional shares, stock options or bonuses, in each case outside the ordinary course of business or not consistent with past practice, or the adoption of additional severance or other payments payable in the event of termination of employment or change of control, other than as previously disclosed by Lionsgate in a public filing made by it on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) or by way of a press release made through a nationally recognized news wire service prior to the date hereof.

The Offer states that the foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any of the conditions (other than any intentional action or inaction by the Offeror giving rise to any such conditions) or may be waived by the Offeror in its reasonable discretion in whole or in part, at any time and from time to time, prior to the expiration of the Offer.

For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of certain conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.

The Schedule TO states that the principal business address of each of (i) Icahn Partners LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Offshore LP, Icahn Onshore LP, Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc. and Beckton Corp. is White Plains Plaza, 445 Hamilton Avenue — Suite 1210, White Plains, NY 10601, where the business phone number is (914) 614-7000; (ii) Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands; (iii) Icahn Fund S.à r.l. is 5 avenue Gaston Diderich, L-1420 Luxembourg; (iv) Daazi Holding B.V. is Strawinskylaan 411 (WTC, Tower A, 4th floor), 1077 XX, Amsterdam, The Netherlands; and (v) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153, where the business phone number is (212) 702-4300.”

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by amending the section entitled “Consideration Payable Pursuant to the Offer” as follows:

•	Both occurrences of the sentence “The Company does not believe that the Offer, if consummated, would in itself result in a ‘change in control’ for purposes of the employment agreements with executive officers.” are hereby deleted and replaced in their entirety with “The Company believes that the Offer, if consummated, would result in a ‘change in control’ for purposes of the employment agreements with executive officers.”

•	The sentence “The Company does not believe that the Offer, if consummated, would in itself result in a ‘change in control’ for purposes of the 2004 Plan.” is hereby deleted and replaced in its entirety with “The Company believes that the Offer, if consummated, would result in a ‘change in control’ for purposes of the 2004 Plan.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the last section entitled “Solicitation or Recommendation” in its entirety and replacing it with the following:

“Solicitation or Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer by the Special Committee of the Board and by the Board, in consultation with their financial and legal advisors, the Board, by unanimous vote of the directors present at a meeting held on March 22, 2010, and upon the unanimous recommendation of the Special Committee, determined that the Offer is financially inadequate and coercive and is not in the best interests of Lionsgate, its shareholders and other stakeholders.

Accordingly, for the reasons described in more detail below, the Board recommends that Lionsgate’s shareholders reject the Offer and NOT tender their Shares to the Offeror in the Offer. Please see “— Reasons for Recommendation” below for further detail.

If you have tendered your Shares, you can withdraw them.  For assistance in withdrawing your Shares, you can contact your broker or Lionsgate’s information agent, MacKenzie Partners, Inc. (“MacKenzie”), at the address, phone number and email address below:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Telephone: (800) 322-2885 (Toll-Free)
(212) 929-5500 (Collect)
Email: Lionsgate@mackenziepartners.com”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding to the end of the section entitled “Background of the Offer and Reasons for Recommendation — Background of the Offer” the following:

“On March 19, 2010, the Offeror amended the Offer to include the terms described in Item 1 of this Solicitation/Recommendation Statement and, on that same day, Lionsgate issued a press release recommending that shareholders take no action in response to the Offer and informing shareholders that the Board, in consultation with the Special Committee and financial and legal advisors, would review the Offer and make its recommendation to shareholders. That same day, the Special Committee met with its financial and legal advisors as well as the Company’s management and financial and legal advisors to receive an update as to the amended terms of the Offer and public statements made by Mr. Icahn that day, on behalf of the Offeror, in connection with the Offer, and to discuss the Company’s and the Board’s obligations to respond under U.S. and Canadian securities laws.  Following discussion, the Special Committee requested that management and the advisors conduct a further analysis of the Offer, including the financial and other terms of the Offer, the impact of the structure of the Offer on choices available to shareholders in choosing whether and when to accept the Offer, the operation of the Rights Plan in the context of the Offer, and potential responses to the Offer. The Special Committee also agreed to reconvene on March 22, 2010 and to recommend that the Company call a meeting of the Board for later in the day on March 22, 2010 so as to permit the Company to respond promptly to the Offer.

On March 22, 2010, the Special Committee met with its financial and legal advisors as well as the Company’s management and financial and legal advisors. During the meeting, the Special Committee considered and discussed, among other things, presentations from Messrs. Burns, Feltheimer and Levin regarding management’s views on the amended Offer, the likely reaction of shareholders to the Offer, and the other business and strategic initiatives that are being pursued by the Company. The Special Committee also discussed with its legal advisors the terms of the amended Offer, including the absence of a subsequent offering period and the Icahn Group’s ability to waive the minimum tender condition, the applicability of the Rights Plan to the amended Offer, and further proceedings regarding the Rights Plan, including the upcoming special meeting of shareholders. The Special Committee discussed with its and the Company’s advisors potential responses to the Offer. The Special Committee and its advisors also considered and discussed a presentation by Morgan Stanley with respect to, among other things: the absence of any change to the per share Offer Price; market perspectives on the amended Offer, including the inadequacy of the Offer Price; factors currently affecting the market price of the Shares, including the current business plan and strategic initiatives of the Company, and the industry generally. After excusing the Company’s management and the Company’s advisors, the Special Committee considered and discussed, among other things, a presentation from Perella Weinberg regarding the amended Offer and Perella Weinberg’s financial analysis of the amended Offer. The Special Committee also took note of the opinion that it had received from Perella Weinberg on March 10, 2010 regarding the inadequacy, from a financial point of view, of the original Offer, as described above, and the fact that the Icahn Group had not increased the Offer Price from the per-share price in the original Offer. Following discussion, the Special Committee unanimously determined that the amended Offer remained inadequate, from a financial point of view, and to recommend to the Board that the Board recommend that shareholders reject the amended Offer and not tender any Shares pursuant to the amended Offer.

Later on March 22, 2010, the Board met with its financial and legal advisors as well as the Company’s management and the Special Committee’s financial and legal advisors. The Board discussed with its and the Special Committee’s legal advisors the terms of the amended Offer, including the absence of a subsequent offering period and the Icahn Group’s ability to waive the minimum tender condition, the applicability of the Rights Plan to the amended Offer, and further proceedings regarding the Rights Plan, including the upcoming special meeting of shareholders. The Board also considered and discussed, among other things, presentations from Messrs. Burns, Feltheimer and Levin regarding management’s views on the amended Offer, the likely reaction of shareholders to the Offer, and the other business and strategic initiatives that are being pursued by the Company. The Board also considered and discussed a presentation by Morgan Stanley with respect to, among other things: the absence of any change to the per share Offer Price; market perspectives on the amended Offer, including the inadequacy of the Offer Price; factors currently affecting the market price of the Shares, including the current business plan and strategic initiatives of the Company, and the industry generally.

The Board considered and discussed a presentation from Perella Weinberg regarding the amended Offer, including Perella Weinberg’s financial analysis of the amended Offer. The Chairman of the Special Committee also advised the Board of the determinations and recommendations of the Special Committee with respect to the amended Offer. After completion of these presentations, the Board engaged in a broad discussion of potential responses to the amended Offer, the Company’s current business and strategic initiatives and other strategic alternatives. Following discussion, and upon receiving the recommendation of the Special Committee as noted above, the Board determined, by unanimous vote of the directors present, that the amended Offer remained inadequate, from a financial point of view, and to recommend that shareholders reject the amended Offer and not tender any Shares pursuant to the amended Offer.

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by deleting the section entitled “Background of the Offer and Reasons for Recommendation — Reasons for Recommendation” in its entirety and replacing it with the following:

“Reasons for Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer by the Special Committee and by the Board, in consultation with their financial and legal advisors, the Board, by unanimous vote of the directors present at a meeting held on March 22, 2010, and upon the unanimous recommendation of the Special Committee, determined that the Offer is financially inadequate and coercive and is not in the best interests of Lionsgate, its shareholders and other stakeholders, and recommended that shareholders reject the Offer and not tender their Shares into the Offer.

The Board and the Special Committee took into account numerous factors in reaching their determinations including, but not limited, to the reasons set forth below:

•	The Offer does not reflect the full value of the Shares. The $6.00 per Share price offered by the Offeror does not reflect significant value that senior management, under the direction of the Board, has built over the past 10 years and the significant additional value that the Board and senior management believe would result from the continued implementation of Lionsgate’s business plan. Among other things:

•	Lionsgate has created one of the only motion picture businesses with a significant presence in the action, horror, African-American, independent and prestige segments of the market. Lionsgate’s theatrical business acquires, produces and releases approximately 12 to 15 films per year under a disciplined financial model. In addition, Lionsgate has been successful in releasing highly regarded hits such as the Academy Award® winning films Crash and Precious, and in creating long-term, valuable franchises such as the Tyler Perry and Saw franchises. Lionsgate’s film business has achieved profitability of approximately 70% of its theatrical releases over the past 10 years, one of the highest success rates in the industry.

•	Through a series of successful acquisitions and additions from recent television and theatrical productions, Lionsgate has built a premier 12,000-title library that has generated an average of $267 million in annual revenue over the past three years.

•	Lionsgate has diversified its business through a combination of organic growth and acquisitions, including acquisitions in television programming. The television programming business has achieved an approximately 40% compounded annual growth rate over the past 11 years. Lionsgate has been focused on financial discipline in developing new television product. The television programming business has been led by such hit shows as “Mad Men,” “Weeds” and “Nurse Jackie,” which have achieved critical acclaim, dedicated fan bases and economic success.

The Board and senior management believe that the significant additional value that would result from the continued implementation of Lionsgate’s business plan, and the inadequacy of the Offer, is supported by the views of analysts. The average price target of Wall Street analysts for the Shares as of March 22, 2010 is at a 46.3% premium to the U.S. $6.00 per share offer price (as indicated in the chart below).

Analyst Targets
As of March 22, 2010
Lionsgate Share Price ($)

Source  Bloomberg

(1)	Long-term price target.

•	The Offer is financially inadequate. In connection with its review of the Offeror’s original Offer made on March 1, 2010, the Special Committee received, and the Board considered the analysis of, a written opinion dated March 10, 2010 from Perella Weinberg, the financial advisor to the Special Committee, to the effect that as of such date and based upon and subject to the matters stated in its opinion, the consideration to be paid in the original Offer is inadequate, from a financial point of view, to the shareholders (other than the Icahn Group and its affiliates). A copy of the opinion dated March 10, 2010 of Perella Weinberg to the Special Committee with respect to the original Offer was previously attached as Annex C to the original Schedule 14D-9 filed on March 12, 2010. Shareholders are urged to read the opinion carefully and in its entirety for a description of the procedures followed, matters considered and limitations on the use thereof and the review undertaken in connection therewith. The opinion does not constitute a recommendation to Lionsgate shareholders as to whether they should tender their Shares pursuant to the Offer. The Special Committee and the Board noted, among other things, that the per-share Offer Price in the amended Offer is the same as it was for the original Offer and, based in part on presentations by Perella Weinberg and Morgan Stanley as to the amended Offer and the March 10, 2010 Perella Weinberg opinion, determined that the Offer Price continues to be inadequate, from a financial point of view, to the shareholders (other than the Icahn Group and its affiliates).

•	The Icahn Group is now seeking complete control over the Company. In the Offer, Mr. Icahn, on behalf of the Offeror, stated that it is making the Offer in part because “Lions Gate’s latest actions convince me that the current management and board will never allow shareholders to make their own determination on this extremely important decision,” referring to the decision to purchase a film library. In connection with the Offer, Mr. Icahn stated on March 19, 2010, on behalf of the Offeror, that “Due to management’s recent actions, I am now convinced that Lions Gate’s shareholders will never have the right to make important decisions.” However, despite this rhetoric of shareholder choice, if the Icahn Group gains control, it would be able to impose its views on the other shareholders — by, among other things fundamentally changing Lionsgate’s strategy to reflect that of the Icahn Group, replacing Lionsgate’s Board, and potentially replacing top management with individuals sharing the Icahn Group’s views — thus minimizing, not enhancing, the potential for choice and influence by Lionsgate’s other shareholders relating to the Company and its future. Even if the Icahn Group waives its minimum condition and has less than a majority interest in Lionsgate, its increased ownership would still result in the Icahn Group exerting considerable influence over Liongate’s affairs and, in some circumstances, exerting negative control over Lionsgate. As noted in a news release issued by Moody’s Investor Services on March 16, 2010, the potential ownership of 29.9% of the Shares outstanding by the Icahn Group “would also provide Mr. Icahn with effective control given the size of the stake and the largest shareholder position, and therefore significant influence to either move the company in a direction that may be harmful to debt investors or potential veto capability over certain significant transactions and other matters requiring approval by a special resolution of shareholders.”

By setting the expiration date of the offer four days before the scheduled date for the special meeting of shareholders that Lionsgate had announced on March 12, 2010, the Icahn Group also is attempting to preempt the right of shareholders to choose to confirm the Rights Plan in order to protect themselves against coercive acquisition strategies.

Furthermore, the Icahn Group has not articulated a clear strategy or vision for Lionsgate, other than the general statement that it would prefer to “pursue a strategy aimed more at the consolidation of film and television distributors, as opposed to the acquisition of library assets.” The Board and management of Lionsgate, on the other hand, have continued to pursue its growth strategy to build Lionsgate, including by actively exploring several strategic acquisitions in both the distributor and library spaces for an extended period of time (which pre-dates the Offer) that they believe could create significant value for shareholders. Based on Mr. Icahn’s statements, the Board believes that the Icahn Group will seek to undermine Lionsgate’s growth strategy by impeding its ability to pursue strategic acquisitions and other significant transactions.

•	The purchase price offered by the Icahn Group represents an effort by the Icahn Group to acquire control of Lionsgate without paying a control premium. As noted above, if the Offer is successfully completed, the Icahn Group would acquire control over the decisions of the Company, including the ability to elect all of the directors of the Company. However, the Icahn Group is not offering shareholders an appropriate premium for such control.

The Board believes that the premium represented by the Offer is insufficient for the acquisition of control of Lionsgate. The Offer Price of $6.00 per Share represents a premium of only 14.7% to the previous day’s closing price, 15.4% over the unaffected 20-day value-weighted average price of the Shares (“VWAP”) of $5.20, and a premium of only 8.7% to the one-year VWAP of $5.52 per Share, in each case, calculated based on a price or VWAP of the Shares prior to the announcement of the Icahn Group’s intention to make the Offer on February 16, 2010.

A comparison of the Offer Price of $6.00 per Share to average takeover bid premiums in the U.S. market illustrates that the Offer provides for a substantially below-market premium for control of Lionsgate. For example, The Walt Disney Company’s acquisition of Marvel Entertainment, Inc., a transaction involving a change of control in late 2009, had a one-day announced premium of 29.4%, significantly higher than the 14.7% premium being offered by the Offeror (based on the $6.00 per Share price). As shown in the chart below, the average 1-day announced premium in transactions from January 1, 2008 to February 16, 2010 (the date the Offeror commenced the Offer) involving a change of control was 39.8%, compared to the premium being offered by the Offeror. Moreover, the premium offered by the Offeror is also less than the 41.7% average one-day announced premium in transactions from January 1, 2009 to February 16, 2010 involving a change of control. Further, the Offer Price of $6.00 per Share represents a premium of only 0.5% to Lionsgate’s closing price on March 18, 2010 of $5.97, the last trading date immediately preceding the Icahn Group’s announcement of the amended Offer, which date, the Board believes, reflects the updated trading price of the Shares following Lionsgate’s rejection of the Icahn Group’s original Offer and the Board’s adoption of the Rights Plan.

Announced One-Day Premiums in U.S.(1)

Source Thomson

(1) Premiums based on all cash deals with consideration greater than $500 million

(2) Premium to unaffected share price as of February 12, 2010

•	The acquisition by the Icahn Group of a majority or all of the outstanding Shares would constitute an event of default under the Credit Facilities and could trigger financial obligations under the 10.25% Notes and the Notes. As the Icahn Group has repeatedly noted, the Credit Facilities both define a “change in control” to include, subject to certain limited exceptions, any person or group who acquires ownership or control in excess of 20% of Lionsgate’s equity securities having voting power to vote in the election of the Board. The Credit Facilities provide that a “change in control” would be an event of default that permits the lenders to accelerate the maturity of borrowings thereunder and to enforce security interests in the collateral securing such debt. As of March 19, 2010, Lionsgate had no borrowings outstanding under the Senior Revolving Facility and borrowings of approximately $35.6 million outstanding under the 2009 Facility.

In addition, if the Credit Facilities were accelerated following an event of default that is not waived or cured, holders of the Notes and the 10.25% Senior Secured Second-Priority Notes due 2016 (the “10.25% Notes”) would have the right to accelerate the debts thereunder. As of March 19, 2010, $236.0 million principal amount of the 10.25% Notes and $236.1 million aggregate principal amount of the Notes were outstanding. As of March 19, 2010, Lionsgate’s consolidated total indebtedness was approximately $816.8 million (includes principal values for the 10.25% Notes and the Notes).

The 10.25% Notes and the Notes define a “change of control” to include the acquisition of beneficial ownership, directly or indirectly, by any person or group of in excess of 50% of the voting stock of Lionsgate. Upon a “change of control,” the holders of the 10.25% Notes and the Notes would have the right to require Lions Gate Entertainment Inc., a wholly owned subsidiary of Lionsgate, to repurchase the principal amount of the 10.25% Notes and the Notes, plus accrued and unpaid interest, and in certain circumstances for the Notes, a make-whole premium. A “change of control” of the 10.25% Notes and the Notes would also result in a default under the Credit Facilities.

If Lionsgate is unable to negotiate an amendment to the Credit Facilities to increase the 20% change in control threshold or obtain a forbearance or waiver for any default resulting from the Offeror’s acquisition of outstanding Shares, Lionsgate would be required to repay all amounts then outstanding and would lose its primary source of liquidity to fund operations.

Lionsgate cannot assure shareholders that it would be able to obtain an amendment, forbearance or waiver of the default provisions of the Credit Facilities on reasonable terms. In addition, although Lionsgate had approximately $128.5 million in cash and cash equivalents available as of March 19, 2010 to fund the repayment and termination of the outstanding borrowings under the Credit Facilities, it would need to immediately seek a replacement source of funding in order to continue to operate its business in the ordinary course. Lionsgate cannot assure shareholders that a replacement credit facility would be available on reasonable terms, if at all. Additionally, certain other Lionsgate indebtedness may be accelerated in the event that there is a change of control under the Credit Facilities or as set forth in the applicable documentation.

In short, if the Offer were successfully completed and the Icahn Group acquired outstanding Shares, Lionsgate’s liquidity and ability to operate its business could be materially and adversely impacted.

•	Risks associated with the Icahn Group’s relative lack of industry experience. As noted above, the Icahn Group is seeking control of Lionsgate. To the knowledge of Lionsgate, the Icahn Group is comprised primarily of financial investors and has limited experience in operating a business in Lionsgate’s industry. Notwithstanding this lack of demonstrated experience, the Icahn Group has stated that if its Offer is successful, it would replace the Board and top management of the Company, effectively taking over all of the business decisions of Lionsgate, including developing and green-lighting film and television projects, film and television acquisitions and marketing, including any decisions regarding any of the strategic acquisitions and opportunities that Lionsgate is currently considering. The Icahn Group even warns of a “potentially volatile period of transition” resulting from its actions.

•	The Offer is structurally coercive. While the Offer is no longer a “partial bid” for less than all of the Shares, it is still structured to be coercive in its effect. The Icahn Group has set a single deadline for tenders at April 30, 2010. It has also reserved to itself the right to waive the minimum tender condition that there shall have been properly and validly deposited under the Offer and not withdrawn at least 40,492,682 Shares. It is under no obligation to announce the amount of any tenders prior to that deadline or to provide a subsequent offering period, in which shareholders who did not tender their shares initially could tender after learning the results of the initial offering period or whether the minimum tender condition has been waived, and has stated that it does not currently intend to provide shareholders with such a period. As a result, each shareholder is forced to decide whether to accept the Offer (and in respect of how many Shares), reject such Offer, sell into the market or maintain their position without knowing whether and to what extent other shareholders would accept the Offer and whether Lionsgate will be under the control of the Icahn Group and forced to implement the Icahn Group’s strategy (including fundamentally changing Lionsgate’s business strategy, replacing Lionsgate’s board of directors, potentially replacing top management “with several individuals who more closely share our vision for the future of the company,” and thrusting Lionsgate into a “potentially volatile period of transition”). In addition, the terms of the Offer are different in the United States and Canada in important respects, including that while a waiver of the minimum condition would require an extension of the Offer under U.S. law, the Offeror has no such obligation under Canadian law. The Offeror has therefore retained the option to take up Shares in Canada immediately after waiving the minimum condition, which has the effect of achieving the same result as its original partial bid.

A shareholder may, therefore, feel compelled to tender Shares into the Offer, even if the shareholder considers the bid price to be inadequate, out of concern that in failing to do so, if the Icahn Group acquires Shares under the Offer, the shareholder may suffer adverse consequences including:

•	a reduced price reflective of a minority discount resulting from the extent of the Icahn Group’s ownership, control and ability to frustrate other potential offers to acquire all of the Shares;

•	a potential default by Lionsgate under the Credit Facilities and its other indebtedness, including the 10.25% Notes and the Notes, or the need to secure alternate financing arrangements that may be less advantageous to Lionsgate;

•	a potential default by Lionsgate under certain contracts that may be important to the business and continued growth of Lionsgate;

•	the loss of or limitation on Lionsgate’s ability to use net operating loss carryforwards for U.S. federal income tax purposes;

•	the loss of certain benefits as a result of Lionsgate ceasing to be “Canadian-controlled”; and

•	holding an investment in a company that is under the influence of a shareholder with control that has little related industry experience, has articulated vague plans or direction for Lionsgate, has contemplated the replacement of the Board and top management, and has contemplated a “potentially volatile period of transition.”

•	The Offer is highly conditional. The Offer is highly conditional for the benefit of the Offeror, resulting in substantial uncertainty for shareholders as to whether the Offer would be completed. Each of the numerous conditions to the Offer, including the elimination of the Rights Plan that now provides shareholders with protections against coercive and unfair attempts to take over the Company and the approval of certain government authorities, including under the Investment Canada Act, must be satisfied or waived before the Offeror would be obligated to take up any Shares deposited under the Offer. Several of the conditions provide the Offeror with broad discretion to determine whether the conditions have or have not been satisfied. For example, the Offeror can decide not to proceed with the Offer if there is any change or development that has occurred or been threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations, or the prospects for the business of Lionsgate which is outside the ordinary course of business.

•	All of Lionsgate’s directors and executive officers have informed Lionsgate that they do not currently intend to tender their Shares into the Offer. As of March 19, 2010, Lionsgate’s directors and executive officers set forth on Annex B hereto beneficially owned an aggregate of 25,875,459 Shares (excluding any Shares issuable to Lionsgate’s directors and executive officers pursuant to the vesting of any Lionsgate restricted stock or performance share awards). 23,165,278 of these Shares were beneficially owned by Mark H. Rachesky, M.D., a Lionsgate director.

Accordingly, the Board recommends that shareholders reject the Offer and NOT tender their Shares pursuant to the Offer.

The foregoing discussion of factors considered by the Board and the Special Committee is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board and the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching their recommendations. In addition, individual members of the Board and the Special Committee may have assigned different weights to different factors. However, after weighing all of the various factors, the Board and the Special Committee made their respective recommendations by unanimous vote of the directors present.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by deleting the section entitled “Background of the Offer and Reasons for Recommendation — Intent to Tender” in its entirety and replacing it with the following:

“Intent to Tender

To the knowledge of Lionsgate after making reasonable inquiry, none of Lionsgate’s directors, executive officers, affiliates or subsidiaries currently intends to tender any Shares held of record or beneficially owned by such person pursuant to the Offer.”

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the section entitled “Effect of the Offer on Lionsgate’s Outstanding Indebtedness” and replacing it with the following:

“Effect of the Offer on Lionsgate’s Outstanding Indebtedness

The agreements governing certain of Lionsgate’s long-term indebtedness contain “change in control” provisions that are triggered when any of Lionsgate’s shareholders, directly or indirectly, acquires ownership or control in excess of a certain percentage of Lionsgate’s Shares.

The Credit Facilities both define a “change in control” to include, subject to certain limited exceptions, any person or group who acquires ownership or control in excess of 20% of Lionsgate’s equity securities having the power to vote in the election of the Board. The Credit Facilities provide that a “change in control” would be an event of default that permits the lenders to accelerate the maturity of borrowings thereunder and to enforce security interests in the collateral securing such debt. As of March 19, 2010, Lionsgate had no borrowings outstanding under the Senior Revolving Facility and borrowings of approximately $35.6 million outstanding under the 2009 Facility.

In addition, if the Credit Facilities were accelerated following an event of default, holders of the Notes and the 10.25% Notes would have the right to accelerate the debts thereunder. As of March 19, 2010, $236.0 million principal amount of the 10.25% Notes and $236.1 million aggregate principal amount of the Notes were outstanding. As of March 19, 2010, Lionsgate’s consolidated total principal amount of indebtedness was approximately $816.8 million (includes principal values for the 10.25% Notes and the Notes).

The 10.25% Notes and the Notes define a “change of control” to include the acquisition of beneficial ownership, directly or indirectly, by any person or group of in excess of 50% of the voting stock of Lionsgate. Upon a “change of control,” the holders of the 10.25% Notes and the Notes would have the right to require Lions Gate Entertainment Inc., a wholly owned subsidiary of Lionsgate, to repurchase the principal amount of the 10.25% Notes and the Notes, plus accrued and unpaid interest, and in certain circumstances for the Notes, a make-whole premium. A “change of control” of the 10.25% Notes and the Notes would also result in a default under the Credit Facilities.

If Lionsgate were unable to negotiate an amendment to the Credit Facilities to increase the 20% change in control threshold, or obtain a forbearance or waiver for any default resulting from the Offeror’s acquisition of Shares, Lionsgate would be required to repay all amounts then outstanding and would lose its primary source of liquidity to fund operations.

Lionsgate cannot assure shareholders that it would be able to obtain an amendment, forbearance or waiver of the default provisions of the Credit Facilities on reasonable terms. In addition, although Lionsgate had approximately $128.5 million in cash and cash equivalents available as of March 19, 2010 to fund the repayment and termination of the outstanding borrowings under the Credit Facilities, it would need to immediately seek a replacement source of funding in order to continue to operate its business in the ordinary course. Lionsgate cannot assure shareholders that a replacement credit facility would be available on reasonable terms, if at all. Additionally, certain other Lionsgate indebtedness may be accelerated in the event that there is a change of control under the Credit Facilities or as set forth in the applicable documentation.

In short, if the Offer were successfully completed and the Icahn Group acquired outstanding Shares, Lionsgate’s liquidity and ability to operate its business could be materially and adversely impacted.

The foregoing summary of the Credit Facilities, the 10.25% Notes and the Notes is necessarily subject to and qualified in its entirety by reference to the full text of the agreements and indentures filed as Exhibits (e)(19), (e)(20), (e)(21), (e)(22), (e)(23) and (e)(24) to this Statement and incorporated herein by reference.”

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by deleting the section entitled “Appraisal Rights” in its entirety and replacing it with the following:

“Appraisal Rights

Pursuant to Section 300 of the Business Corporations Act (British Columbia) (the “BCBCA”), if the Offer has been accepted within four months of it being made by shareholders who, in the aggregate, hold at least 90% of the outstanding Shares, other than Shares held on the date of the Offer by, or by a nominee for, the Offeror or an “affiliate” (as defined in the BCBCA), the Offeror may acquire the remainder of the Shares from those shareholders who have not accepted the Offer (“Offerees”) pursuant to a compulsory acquisition under the BCBCA.

To exercise such statutory right, the Offeror must send notice (the “Offeror’s Notice”) to each Offeree of such proposed acquisition within five months of the Offer being made. If the Offeror’s Notice is sent to an Offeree under Subsection 300(3) of the BCBCA, the Offeror is entitled and bound to acquire all of the Shares of that Offeree that were involved in the Offer for the same consideration and on the same terms contained in the Offer (unless a court having jurisdiction orders otherwise on an application made by that Offeree within two months after the date of the

Offeror’s Notice) and must pay or transfer to Lionsgate the amount or other consideration representing the price payable by the Offeror for the Shares that are referred to in the Offeror’s Notice if the court has not ordered otherwise. Pursuant to any such court application by an Offeree, the court may fix the price and terms of payment for the Shares held by the Offeree and make any such consequential orders and give such directions as the court considers appropriate.

If the Offeror is entitled to send a notice to shareholders to acquire their shares but does not do so within one month of being entitled to do so, the Offeror must send a notice to each shareholder advising the shareholder that it may require the Offeror to acquire its shares at any time within three months of receiving that notice. If a shareholder requires the Offeror to acquire its shares in accordance with this provision, the Offeror must pay the same price as in the Offer for the shares and the purchase must be under the same terms contained in the Offer.

The foregoing is a summary only of the statutory right of compulsory acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of Section 300 of the BCBCA.”

Forward-Looking Statements

Certain statements in this Statement may constitute “forward-looking” statements. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements as a result of various important factors, including, but not limited to, actions taken by the Icahn Group, actions taken by shareholders in respect of the Offer, the possible effect of the Offer on Lionsgate’s business (including, without limitation, on the Credit Facilities and the Notes and on Lionsgate’s status under the Investment Canada Act), the substantial investment of capital required to produce and market films and television series, increased costs for producing and marketing feature films, budget overruns, limitations imposed by Lionsgate’s credit facilities, unpredictability of the commercial success of Lionsgate’s motion pictures and television programming, the cost of defending Lionsgate’s intellectual property, difficulties in integrating acquired businesses, technological changes and other trends affecting the entertainment industry, and the risk factors found under the heading “Risk Factors” in Lionsgate’s 2009 Annual Report on Form 10-K filed with the SEC on June 1, 2009, as updated in Exhibit 99.1 to Lionsgate’s Current Report on Form 8-K filed with the SEC on October 13, 2009, and Lionsgate’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 filed with the SEC on February 9, 2010, which risk factors are incorporated herein by reference. As a result, these statements speak only as of the date they were made and Lionsgate undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless such updates or revisions are required by applicable law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements.

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby further amended and supplemented by adding to the following exhibits to the exhibit list:

Exhibit
Number	Description

(a)(8)	Press release issued by Lionsgate, dated March 19, 2010.
(a)(9)	Press release issued by Lionsgate, dated March 23, 2010.
(a)(10)	Letter to shareholders of Lionsgate dated March 23, 2010.
(a)(11)	Amendment to Canadian Directors’ Circular, dated March 23, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIONS GATE ENTERTAINMENT CORP.

By:	/s/ James Keegan
Name:     James Keegan

Title:	Chief Financial Officer

Dated: March 23, 2010

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)	Press release issued by Lionsgate, dated February 16, 2010.*
(a)(2)	Press release issued by Lionsgate, dated March 12, 2010.*
(a)(3)	Letter to shareholders of Lionsgate dated March 12, 2010.*
(a)(4)	Canadian Directors’ Circular, dated March 12, 2010.*
(a)(5)	Letter to employees of Lionsgate dated March 12, 2010.*
(a)(6)	Lionsgate employee frequently asked questions.*
(a)(7)	Shareholder Rights Plan Agreement, dated as of March 12, 2010, by and between the Company and CIBC Mellon Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to Lionsgate’s Current Report on Form 8-K filed with the SEC on March 12, 2010).
(a)(8)	Press release issued by Lionsgate, dated March 19, 2010.
(a)(9)	Press release issued by Lionsgate, dated March 23, 2010.
(a)(10)	Letter to shareholders of Lionsgate dated March 23, 2010.
(a)(11)	Amendment to Canadian Directors’ Circular, dated March 23, 2010.
(e)(1)	Excerpts from Lionsgate Definitive Proxy Statement on Schedule 14A relating to the 2009 Annual Meeting of Shareholders filed with the SEC on August 17, 2009.
(e)(2)	Lionsgate 2004 Performance Incentive Plan (incorporated by reference to Appendix A to Lionsgate’s Definitive Proxy Statement on Form DEF 14A, dated July 28, 2006).
(e)(3)	Form of Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Lionsgate’s Registration Statement on Form S-2 under the Securities Act of 1933 dated April 30, 2003).
(e)(4)	Form of 2004 Performance Incentive Plan Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.19 to Lionsgate’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005 as filed on June 29, 2005).
(e)(5)	Amendment of Employment Agreement, dated as of November 2, 2009, by and between the Company and Michael Burns (incorporated by reference to Exhibit 10.69 to Lionsgate’s Current Report on Form 8-K as filed on November 6, 2009).
(e)(6)	Employment Agreement between Lions Gate Films, Inc. and Wayne Levin dated April 6, 2009 (incorporated by reference to Exhibit 10.64 to Lionsgate’s Current Report on Form 8-K as filed on April 10, 2009).
(e)(7)	Employment Agreement between Lionsgate and James Keegan dated January 14, 2009 (incorporated by reference to Exhibit 10.55 to the Company’s Current Report on Form 8-K filed on January 16, 2009).
(e)(8)	Amended and Restated Employment Agreement between Lionsgate and Jon Feltheimer dated December 15, 2008 (incorporated by reference to Exhibit 10.57 to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008).
(e)(9)	Amended and Restated Employment Agreement between Lionsgate and Michael Burns dated December 15, 2008 (incorporated by reference to Exhibit 10.58 to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008).
(e)(10)	Amended and Restated Employment Agreement between Lionsgate and Steven Beeks dated December 15, 2008 (incorporated by reference to Exhibit 10.59 to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008).
(e)(11)	Amended and Restated Employment Agreement between Lionsgate and James Keegan dated December 15, 2008 (incorporated by reference to Exhibit 10.60 to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008).
(e)(12)	Amended and Restated Employment Agreement between Lionsgate and Wayne Levin dated December 15, 2008 (incorporated by reference to Exhibit 10.61 to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008).
(e)(13)	Employment Agreement by and between Lions Gate Films, Inc. and Joe Drake dated September 10, 2007 (incorporated by reference to Exhibit 10.46 to Lionsgate’s Current Report on Form 8-K as filed on September 10, 2007).

Exhibit
Number	Description

(e)(14)	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 10.62 to Lionsgate’s Quarterly Report on Form 10-Q for the period ended December 31, 2008).
(e)(15)	Articles (incorporated by reference to Exhibit 3.1 to Lionsgate’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005 as filed on June 29, 2005).
(e)(16)	Notice of Articles (incorporated by reference to Exhibit 3.2 to Lionsgate’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 as filed on November 9, 2009).
(e)(17)	Letter Agreement between Lionsgate and Mark H. Rachesky, dated July 9, 2009 (incorporated by reference to Exhibit 10.65 to Lionsgate’s Current Report on Form 8-K as filed on July 10, 2009).
(e)(18)	Registration Rights Agreement by and among Lionsgate, MHR Fund Management LLC and certain other entities affiliated with Dr. Mark H. Rachesky, dated October 22, 2009 (incorporated by reference to Exhibit 10.68 to Lionsgate’s Current Report on Form 8-K as filed on October 23, 2009).
(e)(19)	Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement, dated as of July 25, 2008, among Lions Gate Entertainment Inc., Lions Gate UK Limited, Lions Gate Australia Pty Limited, the Guarantors referred to therein, the Lenders referred to therein, JPMorgan Chase Bank, N.A. and Wachovia Bank, N.A. (incorporated by reference to Exhibit 10.51 to Lionsgate’s Quarterly Report on Form 10-Q for the period ended June 30, 2008 and as filed on August 8, 2008).
(e)(20)	Credit, Security, Guaranty and Pledge Agreement, dated as of October 6, 2009, among Lions Gate Mandate Financing Vehicle Inc., certain Borrowers referred to therein, certain Guarantors referred to therein, certain Lenders referred to therein, JPMorgan Chase Bank, N.A., Union Bank, N.A. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.72 to Lionsgate’s Quarterly Report on Form 10-Q for the period ended December 31, 2009 and as filed on February 9, 2010).
(e)(21)	Indenture (10.25% Senior Secured Second-Priority Notes Due 2016), dated as of October 21, 2009, among Lions Gate Entertainment Inc., Lions Gate Entertainment Corp., certain Guarantors named therein and U.S. Bank National Association (incorporated by reference to Exhibit 10.73 to Lionsgate’s Quarterly Report on Form 10-Q for the period ended December 31, 2009 and as filed on February 9, 2010).
(e)(22)	Indenture (2.9375% Convertible Senior Subordinated Notes Due 2024), dated as of October 4, 2024, among Lions Gate Entertainment Inc., Lions Gate Entertainment Corp and J.P. Morgan Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Lionsgate’s Current Report on Form 8-K on October 4, 2004).
(e)(23)	Indenture (3.625% Convertible Senior Subordinated Notes Due 2025), dated as of February 24, 2005, among Lions Gate Entertainment Inc., Lions Gate Entertainment Corp and J.P. Morgan Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Lionsgate’s Current Report on Form 8-K on February 25, 2005).
(e)(24)	Form of Indenture (3.625% Convertible Senior Subordinated Notes Due 2025), dated as of April 27, 2009, among Lions Gate Entertainment Inc., Lions Gate Entertainment Corp and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit T3C to Form T-3 as filed on April 20, 2009).

*	Previously filed.

ANNEX A

Conditions to the Offer

According to the Offer, notwithstanding any other provision thereof and subject to applicable law, the Icahn Group shall have the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, any Shares deposited under the Offer unless each of the following conditions is satisfied or waived by the Offeror prior to the Expiry Time. Capitalized terms used in this Annex A and not otherwise defined in this Statement (including this Annex A) shall have the meanings ascribed to them in the Schedule TO, as amended.

•	there shall have been properly and validly deposited under the Offer and not withdrawn at least 40,492,682 Lions Gate Shares;

•	all government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions (including, among others, those required by any antitrust or foreign investment laws and those of any stock exchanges or other securities or regulatory authorities) that, in the Offeror’s reasonable judgment, are necessary or desirable to complete the Offer, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable judgment;

•	the Commissioner shall have issued an advance ruling certificate in respect of the purchase of the Lions Gate Shares pursuant to Section 102 of the Competition Act, or the applicable waiting period related to merger pre-notification under Part IX of the Competition Act will have expired or been waived and the Commissioner shall have advised the Offeror in writing (which advice will not have been rescinded or amended), to the satisfaction of the Offeror, in its reasonable judgment, that she does not then have grounds on which to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act for an order in respect of the purchase of the Lions Gate Shares under the Offer;

•	all waiting periods and any extensions thereof applicable to the Offer under the HSR Act shall have expired or terminated;

•	the approval or deemed approval under the ICA by the Minister of Canadian Heritage shall have been obtained on terms and conditions satisfactory to the Offeror in its reasonable judgment;

•	there shall not have occurred any actual or threatened change to the Tax Act or the regulations thereunder or the Code or the regulations thereunder, or to the administration thereof (including any proposal to amend the Tax Act or the regulations thereunder or the Code or the regulations thereunder or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change to the Tax Act or the regulations thereunder or the Code or the regulations thereunder, or to the administration thereof) that, in the reasonable judgment of the Offeror, directly or indirectly, has or may have a material adverse effect on the current or anticipated Canadian or U.S. tax position of any of Lions Gate or its entities because of an increase in taxes payable, a reduction of, or limitation on, available tax losses, tax credits or other tax attributes, or a loss of entitlement to claim (or a requirement to repay) any tax credits or similar tax incentives;

•	there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which has or would be reasonably likely to have a material adverse effect upon the general economic, financial, currency exchange or securities industries in the United States or Canada;

•	there shall not have occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or Canada;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada;

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•	any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States or Canada;

•	a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States or Canada or any attack on, or outbreak or act of terrorism involving the United States or Canada;

•	a material change in the United States, Canadian or other currency exchange rates or a suspension or a limitation on the markets thereof (as determined by the Offeror, acting reasonably); or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof (as determined by the Offeror, acting reasonably);

•	the Offeror shall have determined, acting reasonably, that:

•	the board of directors of Lions Gate shall have redeemed all Rights or have waived the application of the Poison Pill to the purchase of Lions Gate Shares by the Offeror under the Offer;

•	a binding and non-appealable cease trading order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of the Rights or the issue of Lions Gate Shares upon the exercise of the Rights;

•	a court of competent jurisdiction shall have ordered that the Rights are illegal, of no force or effect or may not be exercised in relation to the Offer and such order shall have become non-appealable; or

•	the Rights and the Poison Pill shall otherwise have been held unexercisable or unenforceable in relation to the purchase by the Offeror of Lions Gate Shares under the Offer;

•	there shall not exist any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of Lions Gate or any of its entities prior to the date of the Offer with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States, including any prospectus, annual information form, financial statement, material change report, management proxy circular, press release or in any document so filed or released by Lions Gate or its entities to the public (all of the foregoing, the “Prior Lions Gate Public Filings”) which is adverse to Lions Gate and its entities;

•	there shall not have occurred since August 17, 2009, other than as has been Publicly Disclosed by Lions Gate, any change in the compensation paid or payable by Lions Gate or its entities to their directors, officers or employees, including the granting of additional shares, stock options or bonuses, in each case outside the ordinary course of business or not consistent with past practice, or the adoption of additional severance or other payments payable in the event of termination of employment or change of control;

•	no preliminary or permanent injunction or other order of any domestic or foreign court, government or governmental authority or agency shall have been issued and shall remain in effect which:

•	makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Lions Gate Shares by the Offeror;

•	imposes or confirms limitations on the ability of the Offeror effectively to exercise full rights of ownership of any Lions Gate Shares, including the right to vote any Lions Gate Shares acquired by the Offeror pursuant to the Offer or otherwise on all matters properly presented to the Shareholders;

•	imposes or confirms limitations on the ability of the Offeror to fully exercise the voting rights conferred pursuant to its appointment as proxy in respect of all deposited Lions Gate Shares which it accepts for payment; or

•	requires divestiture by the Offeror of any Lions Gate Shares;

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•	there shall not be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any domestic or foreign court, government or governmental authority or agency, in any jurisdiction, which might, directly or indirectly, result in any of the consequences referred to in the preceding condition;

•	no change or development shall have occurred or been threatened since the date of the Offer to Purchase in the business, properties, assets, liabilities, financial condition, operations, results of operations, or the prospects for the business of Lions Gate which is outside the ordinary course of the Lions Gate business or may be materially adverse to Lions Gate, nor shall the Offeror have become aware of any fact that has not been previously Publicly Disclosed by Lions Gate that has or may have a material adverse effect on the value of the Lions Gate Shares;

•	no action or proceeding before any domestic or foreign court or governmental agency or other regulatory or administrative agency or commission shall have been threatened, instituted or pending by any Person challenging the acquisition of any Lions Gate Shares pursuant to the Offer or otherwise directly or indirectly relating to the Offer which has or if successfully asserted would be reasonably likely to have an adverse effect on the Offer, the Offeror or the Shareholders;

•	Lions Gate shall not have:

•	issued, become obligated to issue, or authorized or proposed the issuance of, any Lions Gate securities of any class, or any securities convertible into, or rights, warrants or options to acquire, any such securities or other convertible securities, other than pursuant to the exercise or conversion of currently outstanding stock options or convertible securities the existence of which has been disclosed in the Prior Lions Gate Public Filings;

•	issued, become obligated to issue, or authorized or proposed the issuance of, any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Lions Gate Shares; or

•	declared or paid any distribution on the Lions Gate Shares; and

•	neither Lions Gate, nor its board of directors nor any of Lions Gate’s subsidiary entities nor any governing body thereof shall have authorized, proposed, agreed to, or announced its intention to propose, any material change to its articles of incorporation or bylaws, any merger, consolidation or business combination or reorganization transaction, acquisition of assets for consideration of more than U.S.$100 million, sale of all or substantially all of its assets or material change in its capitalization, or any comparable event not in the ordinary course of business.

According to the Offer, the foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any of the conditions (other than any intentional action or inaction by the Offeror giving rise to any such conditions) or may be waived by the Offeror in its reasonable discretion in whole or in part, at any time and from time to time, prior to the Expiry Time without prejudice to any other rights which the Offeror may have. The Offer states that each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The Offer further states that the failure by the Offeror at any time prior to the Expiry Time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted by the Offeror at any time and from time to time prior to the Expiry Time. Also according to the Offer, any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties; and depending on the materiality of the waived condition and the number of days remaining in the Offer, under applicable law the Offeror may be required to extend the Offer and re-circulate the new disclosure to Shareholders.

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